UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JULY 2021

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 www.methanex.com
For immediate release

July 28, 2021

Except where otherwise noted, all currency amounts are stated in United States dollars.
METHANEX SECOND QUARTER 2021 RESULTS DEMONSTRATE FAVOURABLE METHANOL INDUSTRY FUNDAMENTALS AND STRONG CASH GENERATION CAPABILITY
•Robust methanol prices supported an increase in net income attributable to Methanex shareholders to $107 million and Adjusted EBITDA to $262 million
•Strong liquidity and financial strength supported by a healthy cash balance, deleveraging initiatives and meaningful cash generation
•Announced key decisions aligned with our capital allocation priorities, including a restart of construction on the Company's advantaged Geismar 3 project, agreement on key commercial terms for a strategic shipping partnership and a reset of the quarterly dividend to $0.125 per share
VANCOUVER, BRITISH COLUMBIA - For the second quarter of 2021, Methanex (TSX:MX) (NASDAQ:MEOH) reported net income attributable to Methanex shareholders of $107 million ($1.31 net income per common share on a diluted basis) compared to net income of $105 million ($1.19 net income per common share on a diluted basis) in the first quarter of 2021. Adjusted EBITDA for the second quarter of 2021 was $262 million and Adjusted net income was $95 million ($1.24 Adjusted net income per common share). This compares with Adjusted EBITDA of $242 million and Adjusted net income of $82 million ($1.07 Adjusted net income per common share) for the first quarter of 2021.
We increased our average realized price in the second quarter of 2021 to $376 per tonne from $363 per tonne in the first quarter of 2021. Strong methanol demand and ongoing industry supply challenges supported higher methanol prices in the second quarter, with tight market conditions continuing into the third quarter of 2021. Our Adjusted EBITDA of $262 million increased by $20 million over the first quarter of 2021, demonstrating the significant leverage our earnings have to methanol prices.

We ended the quarter with over $750 million in cash, a $600 million undrawn construction facility, a $300 million undrawn revolving credit facility and no debt maturities until the end of 2024. In addition, we recently announced an agreement on key commercial terms for a strategic shipping partnership between Methanex, Waterfront Shipping (a subsidiary of Methanex) and Mitsui O.S.K. Lines, Ltd. ("MOL"). We anticipate this partnership will realize strategic benefits for our Waterfront Shipping business and unlock $145 million in non-dilutive capital to further strengthen our financial position.

We also recently announced a restart of construction on our Geismar 3 project, a 1.8 million tonne methanol plant located adjacent to the existing Geismar 1 and 2 plants. The project is significantly de-risked and is well-positioned to be completed on-time and on budget. We will restart construction in October 2021 with commercial operations targeted at the end of 2023 or early 2024.

John Floren, President and CEO of Methanex, commented, “Current methanol industry dynamics are favourable, and our outlook for the methanol industry is positive. We believe that new industry supply, including our Geismar 3 project, will be needed to meet growing methanol demand. Our Geismar 3 project has distinct project advantages and robust project economics that will strengthen our asset portfolio and significantly increase our future cash generation capability. We recently increased our quarterly dividend to $0.125 per share, and Geismar 3 will support a substantial increase in our shareholder distribution potential in the coming years. We believe that Geismar 3 will deliver significant long-term value to our shareholders.”
METHANEX CORPORATION 2021 SECOND QUARTER NEWS RELEASE                                 PAGE 1

FURTHER INFORMATION
The information set forth in this news release summarizes Methanex's key financial and operational data for the second quarter of 2021. It is not a complete source of information for readers and is not in any way a substitute for reading the second quarter 2021 Management’s Discussion and Analysis ("MD&A") dated July 28, 2021 and the unaudited condensed consolidated interim financial statements for the period ended June 30, 2021, both of which are available from the Investor Relations section of our website at www.methanex.com. The MD&A and the unaudited condensed consolidated interim financial statements for the period ended June 30, 2021 are also available on the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Six Months Ended
($ millions except per share amounts and where noted)	Jun 30 2021	Mar 31 2021	Jun 30 2020	Jun 30 2021	Jun 30 2020
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	1,505	1,596	1,628	3,101	3,635
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,582	1,518	1,717	3,100	3,693
Purchased methanol	903	1,014	418	1,917	966
Commission sales	345	261	271	606	535
Total sales volume [1]	2,830	2,793	2,406	5,623	5,194

Methanex average non-discounted posted price ($ per tonne) [2]	466	447	263	456	297
Average realized price ($ per tonne) [3]	376	363	211	369	241

Revenue	1,068	1,016	512	2,084	1,257
Adjusted revenue	937	922	453	1,859	1,129
Net income (loss) (attributable to Methanex shareholders)	107	105	(65)	211	(42)
Adjusted net income (loss)	95	82	(64)	176	(56)
Adjusted EBITDA	262	242	32	504	170
Cash flows from operating activities	243	167	186	410	329

Basic net income (loss) per common share	1.40	1.37	(0.85)	2.77	(0.55)
Diluted net income (loss) per common share	1.31	1.19	(0.85)	2.51	(0.63)
Adjusted net income (loss) per common share	1.24	1.07	(0.84)	2.31	(0.73)

Common share information (millions of shares)
Weighted average number of common shares	76	76	76	76	76
Diluted weighted average number of common shares	76	76	76	76	76
Number of common shares outstanding, end of period	76	76	76	76	76
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.
3    Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol.

METHANEX CORPORATION 2021 SECOND QUARTER NEWS RELEASE                                 PAGE 2

A reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share is as follows:

	Three Months Ended			Six Months Ended
($ millions except number of shares and per share amounts)	Jun 30 2021	Mar 31 2021	Jun 30 2020	Jun 30 2021	Jun 30 2020
Net income (loss) (attributable to Methanex shareholders)	$107	$105	$(65)	$211	$(42)
Mark-to-market impact of share-based compensation, net of tax	(12)	(23)	1	(35)	(14)
Adjusted net income (loss)	$95	$82	$(64)	$176	$(56)
Diluted weighted average shares outstanding (millions)	76	76	76	76	76
Adjusted net income (loss) per common share	$1.24	$1.07	$(0.84)	$2.31	$(0.73)

▪We recorded net income attributable to Methanex shareholders of $107 million during the second quarter of 2021 compared to net income of $105 million in the first quarter of 2021. The increase in net income is primarily due to an increase in our average realized methanol price during the second quarter partially offset by the change in the mark-to-market impact of share-based compensation. We recorded Adjusted EBITDA of $262 million for the second quarter of 2021 compared with $242 million for the first quarter of 2021.
▪We recognized Adjusted net income of $95 million for the second quarter of 2021 compared to Adjusted net income of $82 million for the first quarter of 2021. Adjusted EBITDA and Adjusted net income for the second quarter of 2021 are higher than the first quarter of 2021 primarily due to the increase in our average realized methanol price to $376 per tonne from $363 per tonne and higher sales of Methanex-produced methanol.
▪We sold 2,830,000 tonnes in the second quarter of 2021 compared to 2,793,000 tonnes for the first quarter of 2021. Sales of Methanex-produced methanol were 1,582,000 tonnes in the second quarter of 2021 compared with 1,518,000 tonnes in the first quarter of 2021.
▪Production for the second quarter of 2021 was 1,505,000 tonnes compared with 1,596,000 tonnes for the first quarter of 2021. Production is lower for the second quarter of 2021 primarily due to lower seasonal gas availability in Chile and temporarily idling one plant in New Zealand which was partially offset by higher production at other sites.
▪During the second quarter of 2021 we completed certain deleveraging initiatives and credit facility amendments to further strengthen our balance sheet and enhance financial flexibility, including repaying $173 million drawn on the Geismar 3 construction facility, reducing the facility to $600 million and extending its maturity to 2025 and extending the maturity of our undrawn $300 million revolving credit facility to 2026.
▪In the second quarter of 2021 we paid a $0.0375 per common share quarterly dividend to shareholders for a total of $3 million.
▪At June 30, 2021, we have a healthy cash balance of $764 million and $900 million of undrawn backup liquidity and have taken steps to continue to strengthen our balance sheet and enhance our financial flexibility.
▪In July 2021 we announced:
–The agreement on key commercial terms for a strategic shipping partnership between Methanex, Waterfront Shipping (a Methanex subsidiary) and Mitsui O.S.K. Lines, Ltd. ("MOL"). Through the agreement, MOL will acquire a 40% minority interest in Waterfront Shipping for $145 million. Methanex will retain the remaining 60% majority interest in Waterfront Shipping and continue to operate it as a key element within our globally integrated supply chain. The closing is subject to regulatory approval and is expected by the end of 2021 after all customary conditions are met.
–The restart of our Geismar 3 project following the care and maintenance period that commenced April 1, 2020 at the start of the COVID-19 pandemic. Geismar 3 is a 1.8 million tonne methanol plant located adjacent to the existing Geismar 1 and 2 plants. The project is significantly de-risked and is well-positioned to be completed on-time and on budget. We will restart construction in October 2021 with commercial operations targeted at the end of 2023 or early 2024.
–Approval by the Board of Directors to increase of our quarterly dividend to $0.125 per share from $0.0375 per share. The increased dividend will apply to the dividend payable on September 30, 2021 to holders of common shares of record on September 16, 2021.
METHANEX CORPORATION 2021 SECOND QUARTER NEWS RELEASE                                 PAGE 3

PRODUCTION HIGHLIGHTS

	Q2 2021		Q1 2021	Q2 2020	YTD Q2 2021	YTD Q2 2020
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production	Production	Production
New Zealand [2]	550	306	369	450	675	893
USA (Geismar) [3]	550	484	422	441	906	971
Trinidad (Methanex interest) [4]	490	294	275	241	569	670
Chile	425	128	221	204	349	523
Egypt (50% interest)	158	134	148	147	282	280
Canada (Medicine Hat)	160	159	161	145	320	298
	2,333	1,505	1,596	1,628	3,101	3,635
1Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst. We review and update the operating capacity of our production facilities on a regular basis based on historical performance.
2The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility. The New Zealand facilities are capable of producing up to 2.4 million tonnes annually, depending on natural gas composition and availability. Annual Operating Capacity is currently 2.2 million tonnes based on the natural gas composition expected for the foreseeable future. The Waitara Valley plant is currently idled indefinitely due to insufficient natural gas availability.
3For the comparative 2020 periods presented, our operating capacity in Geismar was 2.0 million tonnes. In the fourth quarter of 2020, we completed the debottlenecking project at our Geismar 1 facility and in Q2 2021 we have completed the debottlenecking project at our Geismar 2 facility. As a result, we have increased our operating capacity for 2021 by 0.2 million tonnes to 2.2 million tonnes.
4The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities. The Titan plant is currently idled indefinitely.

Key production and operational highlights during the second quarter and production outlook for 2021 include:

▪New Zealand produced 306,000 tonnes compared with 369,000 tonnes in the first quarter of 2021. In New Zealand, our production levels were lower in the second quarter of 2021 compared to the first quarter as lower gas deliveries experienced in the first quarter continued through the second quarter. In addition, we agreed to a short term commercial arrangement with Genesis Energy to make natural gas available to support a tight New Zealand electricity market. As a result, we temporarily idled one of our Motunui plants for close to three months. We expect lower production of approximately 85,000 tonnes, impacting the second and third quarters of 2021.
▪As a result of the above and the previous idling of Waitara Valley, we now estimate production in 2021 to be 1.4 million tonnes compared to our production of 1.7 million tonnes in 2020. The upstream gas sector is completing several field development projects that could improve gas availability over the coming years.
▪Geismar produced 484,000 tonnes during the second quarter of 2021 compared to 422,000 tonnes during the first quarter of 2021. Production for Geismar is higher in the second quarter of 2021 compared to the first quarter of 2021 as we completed a planned turnaround at Geismar 2 in the first quarter. During the second quarter we successfully completed the Geismar 2 debottlenecking project following the debottlenecking at our Geismar 1 plant in 2020. As a result, our operating capacity for our Geismar facilities is now 2.2 million tonnes on an annual basis - an increase of 10%.
▪Trinidad produced 294,000 tonnes (Methanex interest) during the second quarter of 2021 compared with 275,000 tonnes in the first quarter of 2021. Production levels in Trinidad were higher in the second quarter of 2021 compared to the first quarter of 2021 as higher gas deliveries enabled us to run our Atlas plant at high operating rates. Based on current gas deliveries, we estimate Trinidad production in 2021 of approximately 1.1 million tonnes (Methanex interest). Titan remains idled indefinitely.
▪Chile produced 128,000 tonnes during the second quarter of 2021 compared to 221,000 tonnes during the first quarter of 2021. Production for the second quarter of 2021 is lower compared to the first quarter of 2021 as our Chile I plant has experienced lower gas availability during the second quarter of 2021 during the Southern hemisphere winter months when seasonal demand for natural gas in the region is at its peak. Our Chile IV plant remains idle due to low gas availability resulting primarily from higher seasonal domestic demand. We estimate production in 2021 of 0.8 to 0.9 million tonnes.
METHANEX CORPORATION 2021 SECOND QUARTER NEWS RELEASE                                 PAGE 4

▪Egypt produced 268,000 tonnes (Methanex interest - 134,000 tonnes) in the second quarter of 2021 compared to 296,000 tonnes (Methanex interest - 148,000 tonnes) in the first quarter of 2021. We expect to receive 100% of our contracted gas supply for the foreseeable future in Egypt.
▪Medicine Hat produced 159,000 tonnes during the second quarter of 2021 compared to 161,000 tonnes during the first quarter of 2021.
CONFERENCE CALL
A conference call is scheduled for July 29, 2021 at 11:00 am ET (8:00 am PT) to review these second quarter results. To access the call, dial the conferencing operator fifteen minutes prior to the start of the call at (416) 340-2217, or toll free at (800) 806-5484. The passcode for the call is 4826256#. A simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com and will also be available following the call. A playback version of the conference call will be available until August 28, 2021 at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 3699057#.
ABOUT METHANEX
Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH".
FORWARD-LOOKING INFORMATION WARNING
This second quarter 2021 press release contains forward-looking statements with respect to us and the chemical industry. By its nature, forward-looking information is subject to numerous risks and uncertainties, some of which are beyond the Company's control. Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. Methanex does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law. Refer to Forward-Looking Information Warning in the second quarter 2021 Management's Discussion and Analysis for more information which is available from the Investor Relations section of our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
NON-GAAP MEASURES
The Company has used the terms Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share, Adjusted revenue and operating income (loss) throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP Measures on page 13 of the Company's MD&A for the period ended June 30, 2021 for reconciliations to the most comparable GAAP measures. Unless otherwise indicated, the financial information presented in this release is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

-end-

For further information, contact:

Kim Campbell
Director, Investor Relations
Methanex Corporation
604-661-2600
METHANEX CORPORATION 2021 SECOND QUARTER NEWS RELEASE                                 PAGE 5

2
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars
AST Trust Company (Canada)
320 Bay Street
Toronto, Ontario Canada M5H 4A6
Toll free in North America: 1-800-387-0825

Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2021
At July 27, 2021 the Company had 76,209,280 common shares issued and outstanding and stock options exercisable for 1,607,803 additional common shares.
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS ("MD&A")
Except where otherwise noted, all currency amounts are stated in United States dollars.
FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪A reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share is as follows:

	Three Months Ended			Six Months Ended
($ millions except number of shares and per share amounts)	Jun 30 2021	Mar 31 2021	Jun 30 2020	Jun 30 2021	Jun 30 2020
Net income (loss) (attributable to Methanex shareholders)	$107	$105	$(65)	$211	$(42)
Mark-to-market impact of share-based compensation, net of tax	(12)	(23)	1	(35)	(14)
Adjusted net income (loss) [1]	$95	$82	$(64)	$176	$(56)
Diluted weighted average shares outstanding (millions)	76	76	76	76	76
Adjusted net income (loss) per common share [1]	$1.24	$1.07	$(0.84)	$2.31	$(0.73)
1     The Company has used the terms Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 13 of the MD&A for reconciliations to the most comparable GAAP measures.

▪We recorded net income attributable to Methanex shareholders of $107 million during the second quarter of 2021 compared to net income of $105 million in the first quarter of 2021. The increase in net income is primarily due to an increase in our average realized methanol price during the second quarter partially offset by the change in the mark-to-market impact of share-based compensation.
▪We recorded Adjusted EBITDA of $262 million for the second quarter of 2021 compared with $242 million for the first quarter of 2021. We recognized Adjusted net income of $95 million for the second quarter of 2021 compared to Adjusted net income of $82 million for the first quarter of 2021. Adjusted EBITDA and Adjusted net income for the second quarter of 2021 are higher than the first quarter of 2021 primarily due to the increase in our average realized methanol price to $376 per tonne from $363 per tonne and higher sales of Methanex-produced methanol.

▪We sold 2,830,000 tonnes in the second quarter of 2021 compared to 2,793,000 tonnes for the first quarter of 2021. Sales of Methanex-produced methanol were 1,582,000 tonnes in the second quarter of 2021 compared with 1,518,000 tonnes in the first quarter of 2021.
▪Production for the second quarter of 2021 was 1,505,000 tonnes compared with 1,596,000 tonnes for the first quarter of 2021. Production is lower for the second quarter of 2021 primarily due to lower seasonal gas availability in Chile and temporarily idling one plant in New Zealand which was partially offset by higher production at other sites. Refer to the Production Summary section on page 4 of the MD&A.
METHANEX CORPORATION 2021 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 1

▪During the second quarter of 2021 we completed certain deleveraging initiatives and credit facility amendments to further strengthen our balance sheet and enhance financial flexibility, including repaying $173 million drawn on the Geismar 3 construction facility, reducing the facility to $600 million and extending its maturity to 2025 and extending the maturity of our undrawn $300 million revolving credit facility to 2026.
▪In the second quarter of 2021 we paid a $0.0375 per common share quarterly dividend to shareholders for a total of $3 million.
▪At June 30, 2021, we have a healthy cash balance of $764 million and $900 million of undrawn backup liquidity and have taken steps to continue to strengthen our balance sheet and enhance our financial flexibility.
▪In July 2021 we announced:
–The agreement on key commercial terms for a strategic shipping partnership with Methanex, Waterfront Shipping (a Methanex subsidiary) and Mitsui O.S.K. Lines, Ltd. ("MOL"). Through the agreement, MOL will acquire a 40% minority interest in Waterfront Shipping for $145 million. Methanex will retain the remaining 60% majority interest in Waterfront Shipping and continue to operate it as a key element within our globally integrated supply chain. The closing is subject to regulatory approval and is expected by the end of 2021 after all customary conditions are met.
–The restart of our Geismar 3 project following the care and maintenance period that commenced April 1, 2020 at the start of the COVID-19 pandemic. Geismar 3 is a 1.8 million tonne methanol plant located adjacent to the existing Geismar 1 and 2 plants. The project is significantly de-risked and is well-positioned to be completed on-time and on budget. We will restart construction in October 2021 with commercial operations targeted at the end of 2023 or early 2024.
–Approval by the Board of Directors to increase of our quarterly dividend to $0.125 per share from $0.0375 per share. The increased dividend will apply to the dividend payable on September 30, 2021 to holders of common shares of record on September 16, 2021.

This Second Quarter 2021 Management’s Discussion and Analysis dated July 28, 2021 for Methanex Corporation ("the Company") should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the period ended June 30, 2021 as well as the 2020 Annual Consolidated Financial Statements and MD&A included in the Methanex 2020 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Methanex 2020 Annual Report and additional information relating to Methanex is available on our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

METHANEX CORPORATION 2021 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 2

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Six Months Ended
($ millions except per share amounts and where noted)	Jun 30 2021	Mar 31 2021	Jun 30 2020	Jun 30 2021	Jun 30 2020
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	1,505	1,596	1,628	3,101	3,635
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,582	1,518	1,717	3,100	3,693
Purchased methanol	903	1,014	418	1,917	966
Commission sales	345	261	271	606	535
Total sales volume [1]	2,830	2,793	2,406	5,623	5,194

Methanex average non-discounted posted price ($ per tonne) [2]	466	447	263	456	297
Average realized price ($ per tonne) [3]	376	363	211	369	241

Revenue	1,068	1,016	512	2,084	1,257
Adjusted revenue	937	922	453	1,859	1,129
Net income (loss) (attributable to Methanex shareholders)	107	105	(65)	211	(42)
Adjusted net income (loss)	95	82	(64)	176	(56)
Adjusted EBITDA	262	242	32	504	170
Cash flows from operating activities	243	167	186	410	329

Basic net income (loss) per common share	1.40	1.37	(0.85)	2.77	(0.55)
Diluted net income (loss) per common share	1.31	1.19	(0.85)	2.51	(0.63)
Adjusted net income (loss) per common share	1.24	1.07	(0.84)	2.31	(0.73)

Common share information (millions of shares)
Weighted average number of common shares	76	76	76	76	76
Diluted weighted average number of common shares	76	76	76	76	76
Number of common shares outstanding, end of period	76	76	76	76	76
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.
3    Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol.

METHANEX CORPORATION 2021 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 3

PRODUCTION SUMMARY

	Q2 2021		Q1 2021	Q2 2020	YTD Q2 2021	YTD Q2 2020
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production	Production	Production
New Zealand [2]	550	306	369	450	675	893
USA (Geismar) [3]	550	484	422	441	906	971
Trinidad (Methanex interest) [4]	490	294	275	241	569	670
Chile	425	128	221	204	349	523
Egypt (50% interest)	158	134	148	147	282	280
Canada (Medicine Hat)	160	159	161	145	320	298
	2,333	1,505	1,596	1,628	3,101	3,635
1Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst. We review and update the operating capacity of our production facilities on a regular basis based on historical performance.
2The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility. The New Zealand facilities are capable of producing up to 2.4 million tonnes annually, depending on natural gas composition and availability. Annual Operating Capacity is currently 2.2 million tonnes based on the natural gas composition expected for the foreseeable future. The Waitara Valley plant is currently idled indefinitely due to insufficient natural gas availability. (refer to the New Zealand section below).
3For the comparative 2020 periods presented, our operating capacity in Geismar was 2.0 million tonnes. In the fourth quarter of 2020, we completed the debottlenecking project at our Geismar 1 facility and in Q2 2021 we have completed the debottlenecking project at our Geismar 2 facility. As a result, we have increased our operating capacity for 2021 by 0.2 million tonnes to 2.2 million tonnes. (refer to the United States section below).
4The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities. The Titan plant is currently idled indefinitely. (refer to the Trinidad section below).
New Zealand
The New Zealand facilities produced 306,000 tonnes of methanol in the second quarter of 2021 compared with 369,000 tonnes in the first quarter of 2021. In New Zealand, our production levels were lower in the second quarter of 2021 compared to the first quarter as lower gas deliveries experienced in the first quarter continued through the second quarter. In addition, we agreed to a short term commercial arrangement with Genesis Energy to make natural gas available to support a tight New Zealand electricity market. As a result, we temporarily idled one of our Motunui plants for close to three months. We expect lower production of approximately 85,000 tonnes, impacting the second and third quarters of 2021.

As a result of the above and the previous idling of Waitara Valley, we now estimate production in 2021 to be 1.4 million tonnes compared to our production of 1.7 million tonnes in 2020. The upstream gas sector is completing several field development projects that could improve gas availability over the coming years.
United States
The Geismar facilities produced 484,000 tonnes during the second quarter of 2021 compared to 422,000 tonnes during the first quarter of 2021. Production for Geismar is higher in the second quarter of 2021 compared to the first quarter of 2021 as we completed a planned turnaround at Geismar 2 in the first quarter. During the second quarter we successfully completed the Geismar 2 debottlenecking project following the debottlenecking at our Geismar 1 plant in 2020. As a result, our operating capacity for our Geismar facilities is now 2.2 million tonnes on an annual basis - an increase of 10%.
Trinidad
Trinidad produced 294,000 tonnes (Methanex interest) in the second quarter of 2021 compared with 275,000 tonnes (Methanex interest) in the first quarter of 2021. Production levels in Trinidad were higher in the second quarter of 2021 compared to the first quarter of 2021 as higher gas deliveries enabled us to run our Atlas plant at high operating rates. Based on current gas deliveries, we estimate Trinidad production in 2021 of approximately 1.1 million tonnes (Methanex interest). Titan remains idled indefinitely.
METHANEX CORPORATION 2021 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 4

Chile
Chile produced 128,000 tonnes during the second quarter of 2021 compared to 221,000 tonnes during the first quarter of 2021. Production for the second quarter of 2021 is lower compared to the first quarter of 2021 as our Chile I plant has experienced lower gas availability during the second quarter of 2021 during the Southern hemisphere winter months when seasonal demand for natural gas in the region is at its peak. Our Chile IV plant remains idle due to low gas availability resulting primarily from higher seasonal domestic demand. We estimate production in 2021 of 0.8 to 0.9 million tonnes.

The future of our Chile operations is primarily dependent on the level of natural gas exploration and development in southern Chile and our ability to secure a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina.
Egypt
Egypt produced 268,000 tonnes (Methanex interest - 134,000 tonnes) in the second quarter of 2021 compared to 296,000 tonnes (Methanex interest - 148,000 tonnes) in the first quarter of 2021. We expect to receive 100% of our contracted gas supply for the foreseeable future in Egypt.
Canada
Medicine Hat produced 159,000 tonnes during the second quarter of 2021 compared to 161,000 tonnes during the first quarter of 2021.

FINANCIAL RESULTS

For the second quarter of 2021, we reported net income attributable to Methanex shareholders of $107 million ($1.31 net income per common share on a diluted basis) compared with a net income attributable to Methanex shareholders for the first quarter of 2021 of $105 million ($1.19 net income per common share on a diluted basis) and net loss attributable to Methanex shareholders for the second quarter of 2020 of $65 million ($0.85 net loss per common share on a diluted basis). For the six months ended June 30, 2021, we reported net income attributable to Methanex shareholders of $211 million ($2.51 net income per common share on a diluted basis) compared with net loss for the same period in 2020 of $42 million ($0.63 net loss per common share on a diluted basis).

For the second quarter of 2021, we recorded Adjusted EBITDA of $262 million and Adjusted net income of $95 million ($1.24 Adjusted net income per common share). This compares with Adjusted EBITDA of $242 million and Adjusted net income of $82 million ($1.07 Adjusted net income per common share) for the first quarter of 2021 and Adjusted EBITDA of $32 million and Adjusted net loss of $64 million ($0.84 Adjusted net loss per common share) for the second quarter of 2020. For the six months ended June 30, 2021, we recorded Adjusted EBITDA of $504 million and Adjusted net income of $176 million ($2.31 Adjusted net income per common share) compared to Adjusted EBITDA of $170 million and Adjusted net loss of $56 million ($0.73 Adjusted net loss per common share) for the same period in 2020.

We calculate Adjusted EBITDA and Adjusted net income (loss) by including amounts related to our equity share of the Atlas facility (63.1% interest) and by excluding the non-controlling interests' share, the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP Measures on page 13 of the MD&A for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.
METHANEX CORPORATION 2021 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 5

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income (loss) is as follows:

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2021	Mar 31 2021	Jun 30 2020	Jun 30 2021	Jun 30 2020
Consolidated statements of income (loss):
Revenue	$1,068	$1,016	$512	$2,084	$1,257
Cost of sales and operating expenses	(817)	(746)	(484)	(1,563)	(1,083)
Egypt insurance recovery	—	—	—	—	10
Mark-to-market impact of share-based compensation	(12)	(25)	1	(37)	(17)
Adjusted EBITDA (attributable to associate)	55	26	15	81	36
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(32)	(29)	(12)	(61)	(33)
Adjusted EBITDA (attributable to Methanex shareholders)	262	242	32	504	170

Mark-to-market impact of share-based compensation	12	25	(1)	37	17
Depreciation and amortization	(95)	(90)	(92)	(185)	(182)
Finance costs	(34)	(39)	(36)	(73)	(72)
Finance income and other expenses	3	1	2	3	5
Income tax (expense) recovery	(30)	(30)	31	(60)	21
Earnings of associate adjustment [1]	(26)	(14)	(10)	(39)	(20)
Non-controlling interests adjustment [1]	15	10	9	24	19
Net income (loss) (attributable to Methanex shareholders)	$107	$105	$(65)	$211	$(42)
Net income (loss)	$124	$124	$(62)	$248	$(28)
1    These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

Adjusted EBITDA (attributable to Methanex shareholders)

Our operations consist of a single operating segment - the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 16 of the MD&A. Changes in these components - average realized price, sales volume and total cash costs - similarly impact net income attributable to Methanex shareholders. The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q2 2021 compared with Q1 2021	Q2 2021 compared with Q2 2020	YTD Q2 2021 compared with YTD Q2 2020
Average realized price	$32	$408	$641
Sales volume	(5)	10	17
Total cash costs	(7)	(188)	(324)
Increase in Adjusted EBITDA	$20	$230	$334
Average realized price

	Three Months Ended			Six Months Ended
($ per tonne)	Jun 30 2021	Mar 31 2021	Jun 30 2020	Jun 30 2021	Jun 30 2020
Methanex average non-discounted posted price	466	447	263	456	297
Methanex average realized price	376	363	211	369	241

METHANEX CORPORATION 2021 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 6

Methanex’s average realized price for the second quarter of 2021 was $376 per tonne compared to $363 per tonne in the first quarter of 2021 and $211 per tonne in the second quarter of 2020, resulting in an increase of $32 million and an increase of $408 million in Adjusted EBITDA, respectively. For the six months ended June 30, 2021, our average realized price was $369 per tonne compared to $241 per tonne for the same period in 2020, increasing Adjusted EBITDA by $641 million.
Sales volume
Methanol sales volume excluding commission sales volume in the second quarter of 2021 was 47,000 tonnes lower than the first quarter of 2021 and 350,000 tonnes higher than the second quarter of 2020. The decrease in volume in the second quarter of 2021 compared to the first quarter of 2021 decreased Adjusted EBITDA by $5 million. The increase in sales volume for the second quarter of 2021 compared with the same period in 2020 increased Adjusted EBITDA by $10 million. For the six months ended June 30, 2021 compared with the same period in 2020, methanol sales volume excluding commission sales volume was 358,000 tonnes higher, increasing Adjusted EBITDA by $17 million. Total sales volume increased for the second quarter of 2021 due to a continued recovery in methanol demand following the low demand experienced in the second quarter of 2020 (refer to Supply/Demand Fundamentals section on page 11 of the MD&A for more information).
Total cash costs
The primary drivers of changes in our total cash costs are changes in the cost of Methanex-produced methanol and changes in the cost of methanol we purchase from others ("purchased methanol"). We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and to support our marketing efforts within the major global markets.

We apply the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Generally, the opposite applies when methanol prices are decreasing.

The changes in Adjusted EBITDA due to changes in total cash costs were due to the following:

($ millions)	Q2 2021 compared with Q1 2021	Q2 2021 compared with Q2 2020	YTD Q2 2021 compared with YTD Q2 2020
Methanex-produced methanol costs	$(7)	$(53)	$(66)
Proportion of Methanex-produced methanol sales	13	(35)	(77)
Purchased methanol costs	(13)	(86)	(144)
Logistics costs	(5)	(9)	(15)
Egypt insurance recovery	—	—	(5)
Other, net	5	(5)	(17)
Decrease in Adjusted EBITDA due to changes in total cash costs	$(7)	$(188)	$(324)
Methanex-produced methanol costs
Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas for more than half of our production under agreements where the unique terms of each contract include a base price and a variable price component linked to methanol revenue to reduce our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula linked to methanol sales prices above a certain level. For the second quarter of 2021 compared with the first quarter of 2021 and the second quarter of 2020, Methanex-produced methanol costs increased by $7 million and $53 million, respectively. For the six months ended June 30, 2021 compared with the same period in 2020, Methanex-produced methanol costs increased by $66 million. Changes in Methanex-produced methanol costs for all periods presented are primarily due to the impact of higher realized methanol prices impacting Methanex revenue and the variable portion of our natural gas cost, changes in spot gas prices and changes in the mix of production sold from inventory.
METHANEX CORPORATION 2021 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 7

Proportion of Methanex-produced methanol sales
The cost of purchased methanol is linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the second quarter of 2021 compared with the first quarter of 2021, a higher proportion of Methanex-produced methanol increased Adjusted EBITDA by $13 million. For the three and six month periods ended June 30, 2021 compared with the same periods in 2020, a lower proportion of Methanex-produced methanol sales decreased Adjusted EBITDA by $35 million and $77 million, respectively.
Purchased methanol costs
Changes in purchased methanol costs for all periods presented are primarily a result of changes in methanol pricing and the timing of purchases sold from inventory, as well as the volume of purchased methanol. For the second quarter of 2021 compared with the first quarter of 2021 and the second quarter of 2020, the impact of higher purchased methanol costs decreased Adjusted EBITDA by $13 million and $86 million, respectively. For the six months ended June 30, 2021 compared the same period in 2020, higher purchased methanol costs decreased Adjusted EBITDA by $144 million.
Logistics costs
Logistics costs vary from period to period primarily depending on the levels of production from each of our production facilities and the resulting impact on our supply chain and due to variability in bunker fuel costs. Logistics costs in the second quarter of 2021 increased compared with the first quarter of 2021 and the second quarter of 2020 by $5 million and $9 million, respectively. For the six month period ended June 30, 2021 compared with the same period in 2020, logistics costs increased by $15 million. For all periods presented, the increase in logistics costs was primarily due to higher bunker fuel costs.
Other, net
Other, net relates to unabsorbed fixed costs, selling, general and administrative expenses and other operational items. For the second quarter of 2021 compared with the first quarter of 2021 other costs were lower by $5 million, due to the recognition of restructuring costs in the first quarter of 2021 and the resulting lower overhead costs following the restructuring. For the three and six month periods ended June 30, 2021 compared with the same periods in 2020, other costs were higher by $5 million and $17 million, respectfully primarily due to higher unabsorbed fixed costs expensed in the period due to lower methanol production, higher SG&A and restructuring costs noted above.
Mark-to-Market Impact of Share-based Compensation
We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended			Six Months Ended
($ millions except share price)	Jun 30 2021	Mar 31 2021	Jun 30 2020	Jun 30 2021	Jun 30 2020
Methanex Corporation share price [1]	$33.07	$36.80	$18.08	$33.07	$18.08
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	8	8	6	16	12
Mark-to-market impact due to change in share price [2]	(12)	(25)	1	(37)	(17)
Total share-based compensation expense (recovery), before tax	$(4)	$(17)	$7	$(21)	$(5)
1 US dollar share price of Methanex Corporation as quoted on the NASDAQ Global Market on the last trading day of the respective period.
2For all periods presented, the mark-to-market impact on share-based compensation is primarily due to changes in the Methanex Corporation share price.
METHANEX CORPORATION 2021 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 8

Depreciation and Amortization

Depreciation and amortization was $95 million for the second quarter of 2021 compared with $90 million for the first quarter of 2021 and $92 million for the second quarter of 2020. Depreciation and amortization for the six months ended June 30, 2021 was $185 million compared with $182 million for the same period in 2020. Depreciation and amortization for the second quarter of 2021 compared with the first quarter of 2021 was higher due to higher Methanex produced methanol sales and for all other periods are comparable.
Finance Costs

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2021	Mar 31 2021	Jun 30 2020	Jun 30 2021	Jun 30 2020
Finance costs before capitalized interest	$40	$43	$45	$83	$83
Less capitalized interest	(6)	(4)	(9)	(10)	(11)
Finance costs	$34	$39	$36	$73	$72
Finance costs are primarily comprised of interest on borrowings and lease obligations.
Finance costs are lower for the second quarter of 2021 compared to the first quarter of 2021 and compared to the second quarter of 2020 as a result of lower debt balances including the repayment of the $173 million Geismar 3 construction facility in the second quarter of 2021. Finance costs for the six month period ended June 30, 2021 compared to the same period in 2020 are comparable. Capitalized interest relates to interest costs capitalized for the Geismar 3 project. Refer to the Liquidity and Capital Resources section on page 12 of the MD&A.
Finance Income and Other Expenses

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2021	Mar 31 2021	Jun 30 2020	Jun 30 2021	Jun 30 2020
Finance income and other expenses	$3	$1	$2	$3	$5
The change in finance income and other expenses for all periods presented is primarily due to the impact of changes in foreign exchange rates and changes in interest income earned on cash balances.
METHANEX CORPORATION 2021 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 9

Income Taxes
A summary of our income taxes for the second quarter of 2021 compared to the first quarter of 2021 and the six months ended June 30, 2021 compared to the same period in 2020 is as follows:

	Three Months Ended June 30, 2021		Three Months Ended March 31, 2021
($ millions except where noted)	Net Income	Adjusted Net Income	Net Income	Adjusted Net Income
Amount before income tax	$154	$136	$154	$115
Income tax expense	(30)	(41)	(30)	(33)
	$124	$95	$124	$82
Effective tax rate	19%	30%	20%	29%

	Six Months Ended June 30, 2021		Six Months Ended June 30, 2020
($ millions, except where noted)	Net Income	Adjusted Net Income	Net Loss	Adjusted Net Loss
Amount before income tax	$308	$251	$(49)	$(74)
Income tax recovery (expense)	(60)	(75)	21	18
	$248	$176	$(28)	$(56)
Effective tax rate	19%	30%	43%	24%

We earn the majority of our income in New Zealand, Trinidad, the United States, Chile, Egypt and Canada. The statutory tax rates applicable to Methanex in Chile and Egypt are 44.5% and 30%, respectively. In Trinidad the statutory tax rate is 35%. The statutory tax rate in New Zealand is 28%. In Canada, the statutory tax rate applicable to Methanex is 25.6% and the United States statutory tax rate applicable to Methanex is 23%. We accrue for taxes that will be incurred upon distributions from our subsidiaries when it is probable that the earnings will be repatriated. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes but included in the calculation of Adjusted net income.

The effective tax rate based on Adjusted net income was 30% for the second quarter of 2021 and 29% for the first quarter of 2021. The effective tax rate based on Adjusted net income was an expense of 30% for the six month period ended June 30, 2021 compared to a tax recovery of 24% on an Adjusted net loss for the same period in 2020. Adjusted net income (loss) represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar on our tax balances. In addition, the effective tax rate is impacted by changes in tax legislation in the jurisdictions in which we operate.
METHANEX CORPORATION 2021 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 10

SUPPLY/DEMAND FUNDAMENTALS

Demand
Global methanol demand in the second quarter of 2021 increased by approximately 13% compared to the second quarter of 2020, when methanol demand fell significantly due to impacts from the COVID-19 pandemic and lower oil price environment, and increased by approximately 3% compared to the first quarter of 2021. Demand from traditional chemical applications increased in the second quarter of 2021 supported by continuing economic recovery and following a seasonal slowdown of manufacturing activity during Lunar New Year in China and downstream outages in the United States related to Winter Storm Uri in the first quarter of 2021. The methanol-to-olefins (“MTO”) sector maintained high operating rates in the quarter. Demand from other energy-related applications was steady.

Over the long term, we believe that traditional chemical demand for methanol, which represents over 50% of global methanol demand, is influenced by the strength of global and regional economies and industrial production levels. We believe that demand for energy-related applications will be influenced by energy prices, pricing of end products and government regulations and policies that are playing an increasing role in encouraging new applications for methanol due to its emissions benefits as a fuel. The future operating rates and methanol consumption from MTO producers will depend on a number of factors including the pricing for their various final products, the degree of downstream integration of these units with other products, the impact of olefin industry feedstock costs, including naphtha, on relative competitiveness and plant maintenance schedules.
Supply
Planned and unplanned outages around the world continued to impact methanol industry supply in the second quarter of 2021, and supply challenges continue early in the third quarter of 2021.
Over the next few years, we expect most large-scale capacity additions outside of China to be in North America and the Middle East. In North America, Koch Methanol Investments is expected to complete its 1.7 million tonne methanol plant in Louisiana in 2021. We recently announced a restart of construction on our Geismar 3 project, a 1.8 million tonne plant which will be our third plant in Geismar, Louisiana with commercial operations targeted for the end of 2023 or early 2024. There are other large-scale projects under discussion in North America; however, we believe that none have yet reached a final investment decision. In Iran, we continue to monitor projects at various construction stages, including the Sabalan plant, which is the only project nearing completion. In China, we anticipate some capacity additions over the near-to-medium term as well as the closure of some small-scale, inefficient and older plants. We expect that new capacity built in China will be consumed in that country.
Methanol Price
We increased our average realized price in the second quarter of 2021 to $376 per tonne, an increase of $13 per tonne, compared to $363 per tonne in the first quarter of 2021. Strong methanol demand and ongoing industry supply challenges supported higher methanol prices in the second quarter, with tight market conditions continuing into the third quarter of 2021.

The following table outlines our recent regional non-discounted posted prices. We recently announced our August contract prices, which remained at $542 per tonne in North America and $420 per tonne in Asia Pacific. Our second quarter European price is €410 per tonne. Methanol is a global commodity and future methanol prices are directly impacted by changes in methanol supply and demand. Based on the diversity of end products in which methanol is used, demand for methanol is driven by a number of factors including: strength of global and regional economies, industrial production levels, energy prices, pricing of end products and government regulations and policies. Methanol industry supply is impacted by the cost of production, methanol industry operating rates and new methanol industry capacity additions.

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	Aug 2021	Jul 2021	Jun 2021	May 2021	Apr 2021
North America	542	542	542	542	519
Europe [2]	485	485	490	490	490
Asia Pacific	420	420	430	430	430
1    Discounts from our posted prices are offered to customers based on various factors.
2    €410 for Q3 2021 (Q2 2021 – €410) converted to United States dollars.
METHANEX CORPORATION 2021 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 11

LIQUIDITY AND CAPITAL RESOURCES

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a strong balance sheet and financial flexibility. At June 30, 2021, our cash balance was $764 million, including $96 million of cash related to our Egypt entity consolidated on a 100% basis and $4 million of cash related to our joint venture interests in ocean going vessels consolidated on a 100% basis. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity.

A summary of our sources and uses of cash for the three and six months ended June 30, 2021, compared to the same periods in 2020, is as follows:

	Three Months Ended			Six Months Ended
($ millions, except as otherwise noted)	Jun 30 2021	Jun 30 2020	Variance	Jun 30 2021	Jun 30 2020	Variance
Cash provided by operating activities	$243	$186	$57	$410	$329	$81
Cash (used in) provided by financing activities	(266)	(170)	(96)	(349)	171	(520)
Cash used in investing activities	(69)	(57)	(12)	(131)	(134)	3
(Decrease) increase in cash and cash equivalents	(92)	(41)	(51)	(70)	366	(436)

Cash flows from operating activities in the second quarter of 2021 were $243 million compared with $186 million for the second quarter of 2020. Cash flows from operating activities were higher in the second quarter of 2021 compared to the second quarter of 2020 primarily as a result of higher methanol pricing and higher earnings. Cash flows from operating activities in the six months ended June 30, 2021 were $410 million compared with $329 million for the same period in 2020, and were higher primarily as a result of higher methanol pricing and higher earnings.

Cash used in financing activities in the second quarter of 2021 was $266 million, primarily due to the repayment of the $173 million drawn on our Geismar 3 construction facility, during the second quarter, and lease and interest payments which have stayed relatively consistent. Cash used in financing activities in the second quarter of 2020 was $170 million, primarily relating to the net repayment of $63 million between the the construction facility and revolving credit facility in the second quarter of 2020. Cash used in financing activities in the six months ended June 30, 2021 was $349 million, which includes the repayment of the construction facility as well as lease and interest payments. Cash provided by financing activities for the six months ended June 30, 2020 was $171 million, primarily due to the draws on our facilities of $373 million in 2020, offset by lease and interest payments which have stayed relatively consistent, and offset by slightly higher dividend payments to Methanex shareholders in 2020.

During the second quarter of 2021, we also reduced the Geismar 3 construction facility from $800 million to $600 million and extended the maturity to July 2025. We also extended the maturity of our undrawn $300 million revolving credit facility to July 2026. Both facilities are with a syndicate of highly rated financial institutions. As at June 30, 2021, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations. Refer to note 6 of the Company's unaudited condensed consolidated interim financial statements for further discussion of the terms of the credit facilities and long-term debt.

During the second quarter of 2021 we paid a quarterly dividend of $0.0375 per common share for a total of $3 million. In July 2021, we announced that the Board of Directors has approved the increase of our quarterly dividend to $0.125 per share from $0.0375 per share. The increased dividend will apply to the dividend payable on September 30, 2021 to holders of common shares of record on September 16, 2021.

Cash used in investing activities relate to capital spend on maintenance, major projects, and our plant under construction. For more information on our capital projects, please see Capital Projects and Growth Opportunities below.
METHANEX CORPORATION 2021 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 12

Capital Projects and Growth Opportunities

The Geismar 3 project is a 1.8 million tonne methanol plant under construction in Geismar, Louisiana adjacent to our Geismar 1 and Geismar 2 plants with significant capital and operating cost advantages. The project is significantly de-risked and is well-positioned to be completed on-time and on budget. We have capitalized $406 million on the project, prior to capitalized interest and finance charges, and estimate $30 million of capital expenditures to the end of our care and maintenance period to September 30, 2021. Upon restart of construction, we estimate $800-900 million of capital expenditure including $100 million in the fourth quarter of 2021 and the remainder over the 2022-2023 period to complete the project. Commercial operations are targeted at the end of 2023 or early 2024.

During the second quarter we successfully completed the Geismar 2 debottlenecking project following the debottlenecking at our Geismar 1 plant in 2020. The projects were completed for $25 million and increase our operating capacity for our Geismar facilities to 2.2 million tonnes on an annual basis, reflecting an increase of 10%.

Our planned operational capital expenditures directed towards maintenance, turnarounds, and catalyst changes, including our 63.1% share of Atlas and 50% of Egypt, is currently estimated to be approximately $40 million for the remainder of 2021.
Strategic Partnership

In July 2021, we reached key commercial terms for a strategic shipping partnership between Methanex, Waterfront Shipping (a Methanex subsidiary) and Mitsui O.S.K. Lines, Ltd. ("MOL"). Through the agreement, MOL will acquire a 40% minority interest in Waterfront Shipping for $145 million. Methanex will retain the remaining 60% majority interest in Waterfront Shipping and continue to operate it as a key element within our globally integrated supply chain. The closing is subject to regulatory approval and is expected by the end of 2021 after all customary conditions are met.
CONTROLS AND PROCEDURES

During the second quarter of 2021 we completed the implementation of a new global cloud-based accounting system. The system will better align financial processes and controls across the organization, as well as provide a foundation for future operations and growth. Although the implementation has digitalized certain accounting activities and allowed for enhanced reporting within the finance function, it did not significantly affect internal controls over financial reporting and disclosure. There have been no changes in our internal controls over financial reporting (as defined in Rule 13a-15(F) under the Securities Exchange Act of 1934) during the second quarter of 2021 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.
ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with IFRS, we present certain supplemental non-GAAP measures throughout this document. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue, and operating income. These measures do not have any standardized meaning prescribed by generally accepted accounting principles ("GAAP") and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.
METHANEX CORPORATION 2021 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 13

Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes the mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. Adjusted EBITDA includes an amount representing our 63.1% share of the Atlas facility and excludes the non-controlling shareholders' interests in entities which we control but do not fully own.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on SARs, TSARs, deferred share units, restricted share units and performance share units. The mark-to-market impact related to share-based compensation that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant-date value and the fair value recorded at each period-end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant-date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

The following table shows a reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2021	Mar 31 2021	Jun 30 2020	Jun 30 2021	Jun 30 2020
Net income (loss) (attributable to Methanex shareholders)	$107	$105	$(65)	$211	$(42)
Mark-to-market impact of share-based compensation	(12)	(25)	1	(37)	(17)
Depreciation and amortization	95	90	92	185	182
Finance costs	34	39	36	73	72
Finance income and other expenses	(3)	(1)	(2)	(3)	(5)
Income tax expense (recovery)	30	30	(31)	60	(21)
Earnings of associate adjustment [1]	26	14	10	39	20
Non-controlling interests adjustment [1]	(15)	(10)	(9)	(24)	(19)
Adjusted EBITDA (attributable to Methanex shareholders)	$262	$242	$32	$504	$170

1    These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Common Share

Adjusted net income (loss) and Adjusted net income (loss) per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share:

	Three Months Ended			Six Months Ended
($ millions except number of shares and per share amounts)	Jun 30 2021	Mar 31 2021	Jun 30 2020	Jun 30 2021	Jun 30 2020
Net income (loss) (attributable to Methanex shareholders)	$107	$105	$(65)	$211	$(42)
Mark-to-market impact of share-based compensation, net of tax	(12)	(23)	1	(35)	(14)
Adjusted net income (loss)	$95	$82	$(64)	$176	$(56)
Diluted weighted average shares outstanding (millions)	76	76	76	76	76
Adjusted net income (loss) per common share	$1.24	$1.07	$(0.84)	$2.31	$(0.73)

METHANEX CORPORATION 2021 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 14

Adjusted Revenue (attributable to Methanex shareholders)
Adjusted revenue differs from the most comparable GAAP measure, revenue, because it excludes revenue marketed on a commission basis related to 36.9% of the Atlas methanol facility that represents our partner's share, and excludes revenue relating to 50% of the Egypt methanol facility that we do not own. It also includes commission earned on volume marketed on a commission basis related to both the 36.9% of the Atlas methanol facility and the 50% of the Egypt methanol facility that we do not own. A reconciliation from revenue to Adjusted revenue is as follows:

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2021	Mar 31 2021	Jun 30 2020	Jun 30 2021	Jun 30 2020
Revenue	$1,068	$1,016	$512	$2,084	$1,257
Non-Methanex share of Atlas revenue [1]	(74)	(42)	(30)	(116)	(63)
Non-controlling interests' share of revenue [1]	(57)	(52)	(29)	(109)	(65)
Adjusted revenue (attributable to Methanex shareholders)	$937	$922	$453	$1,859	$1,129
1    Excludes intercompany transactions with the Company.

Operating Income

Operating income is reconciled directly to a GAAP measure in our consolidated statements of income.
QUARTERLY FINANCIAL DATA (UNAUDITED)

Our operations consist of a single operating segment - the production and sale of methanol. Quarterly results vary due to the average realized price of methanol, sales volume and total cash costs. A summary of selected financial information is as follows:

	Three Months Ended
($ millions except per share amounts)	Jun 30 2021	Mar 31 2021	Dec 31 2020	Sep 30 2020
Revenue [1]	$1,068	$1,016	$811	$581
Net income (loss) (attributable to Methanex shareholders)	107	105	(27)	(88)
Basic net income (loss) per common share	1.40	1.37	(0.35)	(1.15)
Diluted net income (loss) per common share	1.31	1.19	(0.35)	(1.15)
Adjusted EBITDA	262	242	136	40
Adjusted net income (loss)	95	82	12	(79)
Adjusted net income (loss) per common share	1.24	1.07	0.15	(1.03)

	Three Months Ended
($ millions except per share amounts)	Jun 30 2020	Mar 31 2020	Dec 31 2019	Sep 30 2019
Revenue [1]	$512	$745	$769	$765
Net income (loss) (attributable to Methanex shareholders)	(65)	23	9	(10)
Basic net income (loss) per common share	(0.85)	0.30	0.12	(0.13)
Diluted net income (loss) per common share	(0.85)	0.21	0.12	(0.21)
Adjusted EBITDA	32	138	136	90
Adjusted net income (loss)	(64)	8	10	(21)
Adjusted net income (loss) per common share	(0.84)	0.10	0.13	(0.27)

1    Revenue for the 2019 quarters have been restated as compared to revenue reported in our quarterly MD&A and condensed quarterly financial statements issued for 2019 based on a restatement for the recognition of revenue on Atlas-produced methanol.
METHANEX CORPORATION 2021 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 15

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment - the production and sale of methanol. We review our financial results by analyzing changes in the components of Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes.

The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures section on page 13 of the MD&A for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume, which are defined and calculated as follows:

PRICE
The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume, excluding commission sales volume, plus the difference from period to period in commission revenue.

CASH COSTS
The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume, excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

SALES VOLUME
The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume, excluding commission sales volume, multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted revenue include an amount representing our 63.1% equity share in Atlas. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements. We also consolidate less than wholly-owned entities for which we have a controlling interest. Non-controlling interests are included in the Company’s consolidated financial statements and represent the non-controlling shareholders’ interests in the Egypt methanol facility and any entity where we have control. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted revenue exclude the amounts associated with non-controlling interests.
METHANEX CORPORATION 2021 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 16

FORWARD-LOOKING INFORMATION WARNING

This Second Quarter 2021 Management’s Discussion and Analysis ("MD&A") as well as comments made during the Second Quarter 2021 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "believes," "expects," "may," "will," "should," "potential," "estimates," "anticipates," "aim," "goal", "targets", "plan," "predict" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•expected demand for methanol and its derivatives,
•expected new methanol supply or restart of idled capacity and timing for start-up of the same,
•expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,
•expected methanol and energy prices,
•expected levels of methanol purchases from traders or other third parties,
•expected levels, timing and availability of economically priced natural gas supply to each of our plants,
•capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,
•our expected capital expenditures and anticipated timing and rate of return of such capital expenditures,
•anticipated operating rates of our plants,
•expected operating costs, including natural gas feedstock costs and logistics costs,
•expected tax rates or resolutions to tax disputes,
•the timing of the closing of the sale of a minority interest in our Waterfront Shipping subsidiary,

•expected cash flows, cash balances, earnings capability, debt levels and share price,
•availability of committed credit facilities and other financing,
•our ability to meet covenants associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with the payment of cash or other distributions,
•our shareholder distribution strategy and expected distributions to shareholders,
•commercial viability and timing of, or our ability to execute future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities, including our Geismar 3 Project,
•our financial strength and ability to meet future financial commitments,
•expected global or regional economic activity (including industrial production levels) and GDP growth,
•expected outcomes of litigation or other disputes, claims and assessments,
•expected actions of governments, governmental agencies, gas suppliers, courts, tribunals or other third parties, and
•the potential future impact of the COVID-19 pandemic.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,
•our ability to procure natural gas feedstock on commercially acceptable terms,
•operating rates of our facilities,
•receipt or issuance of third-party consents or approvals or governmental approvals related to rights to purchase natural gas,
•the establishment of new fuel standards,
•operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,
METHANEX CORPORATION 2021 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 17

•the availability of committed credit facilities and other financing,
•the expected timing and capital cost of our Geismar 3 Project,
•global and regional economic activity (including industrial production levels) and GDP growth,
•absence of a material negative impact from major natural disasters,
•absence of a material negative impact from changes in laws or regulations,
•absence of a material negative impact from political instability in the countries in which we operate, and
•enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•conditions in the methanol and other industries including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,
•the price of natural gas, coal, oil and oil derivatives,
•our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,
•the ability to carry out corporate initiatives and strategies,
•actions of competitors, suppliers and financial institutions,
•conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,
•our ability to meet timeline and budget targets for the Geismar 3 Project, including the impact of any cost pressures arising from labour costs,
•the signing of definitive agreements and the receipt of regulatory and other customary approvals in respect of the sale of a minority interest in our Waterfront Shipping subsidiary,

•competing demand for natural gas, especially with respect to any domestic needs for gas and electricity,
•actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,
•changes in laws or regulations,
•import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements,
•world-wide economic conditions,
•the impacts of the COVID-19 pandemic, and
•other risks described in our 2020 Annual Management’s Discussion and Analysis and this Second Quarter 2021 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2021 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 18

Methanex Corporation
Consolidated Statements of Income (Loss) (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Six Months Ended
	Jun 30 2021	Jun 30 2020	Jun 30 2021	Jun 30 2020

Revenue	$1,068,304	$512,290	$2,083,836	$1,257,383
Cost of sales and operating expenses	(816,679)	(484,281)	(1,562,687)	(1,082,822)
Depreciation and amortization	(94,654)	(91,542)	(185,106)	(181,529)
Egypt insurance recovery (note 11)	—	—	—	9,839
Operating income (loss)	156,971	(63,533)	336,043	2,871
Earnings of associate (note 4)	27,989	5,145	41,653	14,215
Finance costs (note 5)	(34,164)	(36,484)	(73,369)	(71,516)
Finance income and other expenses	2,763	2,234	3,427	5,077
Income (loss) before income taxes	153,559	(92,638)	307,754	(49,353)
Income tax (expense) recovery:
Current	(25,997)	1,503	(46,338)	(9,873)
Deferred	(3,691)	29,566	(13,640)	31,336
	(29,688)	31,069	(59,978)	21,463
Net income (loss)	$123,871	$(61,569)	$247,776	$(27,890)
Attributable to:
Methanex Corporation shareholders	$106,554	$(64,752)	$211,241	$(41,982)
Non-controlling interests	17,317	3,183	36,535	14,092
	$123,871	$(61,569)	$247,776	$(27,890)

Income per common share for the period attributable to Methanex Corporation shareholders
Basic net income (loss) per common share	$1.40	$(0.85)	$2.77	$(0.55)
Diluted net income (loss) per common share (note 7)	$1.31	$(0.85)	$2.51	$(0.63)

Weighted average number of common shares outstanding (note 7)	76,209,280	76,196,080	76,207,617	76,196,080
Diluted weighted average number of common shares outstanding (note 7)	76,372,856	76,196,080	76,396,072	76,196,080

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2021 SECOND QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 1

Methanex Corporation
Consolidated Statements of Comprehensive Income (Loss) (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	Jun 30 2021	Jun 30 2020	Jun 30 2021	Jun 30 2020
Net income	$123,871	$(61,569)	$247,776	$(27,890)
Other comprehensive income (loss):
Items that may be reclassified to income:
Change in fair value of cash flow hedges (note 10)	295,747	(36,599)	330,087	(87,452)
Forward element excluded from hedging relationships (note 10)	(251,135)	5,719	(258,066)	93,529
Realized losses (gains) on foreign exchange hedges reclassified to revenue	2,409	(546)	1,264	(938)
Taxes on above items	(11,366)	5,733	(18,024)	(4,016)
	35,655	(25,693)	55,261	1,123
Comprehensive income (loss)	$159,526	$(87,262)	$303,037	$(26,767)
Attributable to:
Methanex Corporation shareholders	$142,209	$(90,445)	$266,502	$(40,859)
Non-controlling interests	17,317	3,183	36,535	14,092
	$159,526	$(87,262)	$303,037	$(26,767)

See accompanying notes to condensed consolidated interim financial statements.
METHANEX CORPORATION 2021 SECOND QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 2

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

AS AT	Jun 30 2021	Dec 31 2020
ASSETS
Current assets:
Cash and cash equivalents	$763,822	$833,841
Trade and other receivables	515,313	412,000
Inventories (note 2)	404,153	308,696
Prepaid expenses	27,889	33,746
Other assets	41,748	6,634
	1,752,925	1,594,917
Non-current assets:
Property, plant and equipment (note 3)	3,655,310	3,677,056
Investment in associate (note 4)	197,187	194,025
Deferred income tax assets	121,711	137,524
Other assets	63,274	92,529
	4,037,482	4,101,134
	$5,790,407	$5,696,051
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$702,769	$600,953
Current maturities on long-term debt (note 6)	41,573	39,771
Current maturities on lease obligations	97,530	97,516
Current maturities on other long-term liabilities	12,023	27,152
	853,895	765,392
Non-current liabilities:
Long-term debt (note 6)	2,143,960	2,323,601
Lease obligations	600,550	624,718
Other long-term liabilities	252,767	327,491
Deferred income tax liabilities	230,078	213,392
	3,227,355	3,489,202
Equity:
Capital stock	441,033	440,723
Contributed surplus	1,873	1,873
Retained earnings	1,049,131	843,606
Accumulated other comprehensive loss	(77,996)	(137,102)
Shareholders' equity	1,414,041	1,149,100
Non-controlling interests	295,116	292,357
Total equity	1,709,157	1,441,457
	$5,790,407	$5,696,051

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2021 SECOND QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 3

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Shareholders' Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2019	76,196,080	$440,472	$1,783	$1,039,819	$(150,389)	$1,331,685	$298,675	$1,630,360
Net income (loss)	—	—	—	(41,982)	—	(41,982)	14,092	(27,890)
Other comprehensive income	—	—	—	—	1,123	1,123	—	1,123
Compensation expense recorded for stock options	—	—	74	—	—	74	—	74
Dividend payments to Methanex Corporation shareholders	—	—	—	(30,288)	—	(30,288)	—	(30,288)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(12,314)	(12,314)
Equity contributions to non-controlling interest	—	—	—	—	—	—	5,500	5,500
Realized hedge losses recognized in cash flow hedges	—	—	—	—	11,834	11,834	—	11,834
Balance, June 30, 2020	76,196,080	$440,472	$1,857	$967,549	$(137,432)	$1,272,446	$305,953	$1,578,399
Net income (loss)	—	—	—	(114,696)	—	(114,696)	17,259	(97,437)
Other comprehensive loss	—	—	—	(3,531)	(8,107)	(11,638)	—	(11,638)
Compensation expense recorded for stock options	—	—	63	—	—	63	—	63
Issue of shares on exercise of stock options	5,900	204	—	—	—	204	—	204
Reclassification of grant date fair value on exercise of stock options	—	47	(47)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(5,716)	—	(5,716)	—	(5,716)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(24,141)	(24,141)
Realized hedge losses recognized in cash flow hedges	—	—	—	—	8,437	8,437	—	8,437
Acquisition of non-controlling interest	—	—	—	—	—	—	(6,714)	(6,714)
Balance, December 31, 2020	76,201,980	$440,723	$1,873	$843,606	$(137,102)	$1,149,100	$292,357	$1,441,457
Net income	—	—	—	211,241	—	211,241	36,535	247,776
Other comprehensive income	—	—	—	—	55,261	55,261	—	55,261
Compensation expense recorded for stock options	—	—	58	—	—	58	—	58
Issue of shares on exercise of stock options	7,300	252	—	—	—	252	—	252
Reclassification of grant date fair value on exercise of stock options	—	58	(58)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(5,716)	—	(5,716)	—	(5,716)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(33,776)	(33,776)
Realized hedge losses recognized in cash flow hedges	—	—	—	—	3,845	3,845	—	3,845
Balance, June 30, 2021	76,209,280	$441,033	$1,873	$1,049,131	$(77,996)	$1,414,041	$295,116	$1,709,157

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2021 SECOND QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 4

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	Jun 30 2021	Jun 30 2020	Jun 30 2021	Jun 30 2020
CASH FLOWS FROM / (USED IN) OPERATING ACTIVITIES
Net income (loss)	$123,871	$(61,569)	$247,776	$(27,890)
Deduct earnings of associate	(27,989)	(5,145)	(41,653)	(14,215)
Dividends received from associate	22,716	5,048	38,491	20,823
Add (deduct) non-cash items:
Depreciation and amortization	94,654	91,542	185,106	181,529
Income tax expense (recovery)	29,688	(31,069)	59,978	(21,463)
Share-based compensation expense (recovery)	(3,854)	6,817	(21,005)	(4,853)
Finance costs	34,164	36,484	73,369	71,516
Other	(1,100)	(1,598)	835	(5,544)
Income taxes paid	(7,729)	(749)	(17,373)	(4,308)
Other cash payments, including share-based compensation	(1,404)	(778)	(9,248)	(2,553)
Cash flows from operating activities before undernoted	263,017	38,983	516,276	193,042
Changes in non-cash working capital (note 9)	(19,821)	147,493	(105,890)	135,899
	243,196	186,476	410,386	328,941

CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES
Dividend payments to Methanex Corporation shareholders	(2,857)	(2,857)	(5,716)	(30,288)
Interest paid	(68,852)	(50,976)	(84,982)	(72,967)
Draw (repayment) on Geismar 3 construction facility (note 6)	(173,000)	37,000	(173,000)	173,000
Repayment of long-term debt and financing fees	(5,179)	(4,929)	(23,784)	(22,804)
Draw on revolving credit facility	—	—	—	300,000
Repayment of revolving credit facility	—	(100,000)	—	(100,000)
Repayment of lease obligations	(25,112)	(25,672)	(51,394)	(54,077)
Restricted cash for debt service accounts	(499)	(2,187)	(499)	(2,276)
Equity contributions by non-controlling interests	—	—	—	5,500
Distributions to non-controlling interests	(7,477)	(20,310)	(26,676)	(25,517)
Proceeds on issue of shares on exercise of stock options	—	—	252	—
Proceeds from other limited recourse debt	16,491	—	16,491	—
	(266,485)	(169,931)	(349,308)	170,571

CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(27,728)	(15,343)	(71,737)	(45,152)
Geismar plant under construction	(21,284)	(69,705)	(41,372)	(159,542)
Proceeds from sale of assets	—	—	—	5,189
Restricted cash for capital projects	(2,045)	1,895	(351)	2,197
Changes in non-cash working capital related to investing activities (note 9)	(18,070)	25,904	(17,637)	63,761
	(69,127)	(57,249)	(131,097)	(133,547)
Increase (decrease) in cash and cash equivalents	(92,416)	(40,704)	(70,019)	365,965
Cash and cash equivalents, beginning of period	856,238	823,432	833,841	416,763
Cash and cash equivalents, end of period	$763,822	$782,728	$763,822	$782,728

See accompanying notes to condensed consolidated interim financial statements.
METHANEX CORPORATION 2021 SECOND QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 5

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.    Basis of presentation:

Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") on a basis consistent with those followed in the most recent annual consolidated financial statements.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on July 28, 2021.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2020.
2.    Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories recognized as an expense in cost of sales and operating expenses and depreciation and amortization for the three and six month periods ended June 30, 2021 is $732 million (2020 - $468 million) and $1,436 million (2020 - $1,075 million).
3.    Property, plant and equipment:

	Owned Assets (a)	Right-of-use assets (b)	Total
Net book value at June 30, 2021	$3,059,428	$595,882	$3,655,310
Net book value at December 31, 2020	$3,052,060	$624,996	$3,677,056

a)Owned assets:

	Buildings, Plant Installations & Machinery	Plants Under Construction [1]	Ocean Going Vessels	Other	Total
Cost at June 30, 2021	$4,902,047	$448,997	$227,294	$155,579	$5,733,917
Accumulated depreciation at June 30, 2021	2,519,636	—	32,659	122,194	2,674,489
Net book value at June 30, 2021	$2,382,411	$448,997	$194,635	$33,385	$3,059,428
Cost at December 31, 2020	$4,870,299	$386,905	$210,099	$155,882	$5,623,185
Accumulated depreciation at December 31, 2020	2,421,563	—	27,926	121,636	2,571,125
Net book value at December 31, 2020	$2,448,736	$386,905	$182,173	$34,246	$3,052,060
    1    The Company is constructing a 1.8 million tonne methanol plant in Geismar, Louisiana adjacent to its Geismar 1 and Geismar 2 facilities. Included in Plants Under Construction is total cost incurred to date of $406 million, excluding $43 million of capitalized interest and finance charges.

METHANEX CORPORATION 2021 SECOND QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 1

b)Right-of-use assets:

	Ocean Going Vessels	Terminals and Tanks	Plant Installations and Machinery	Other	Total
Cost at June 30, 2021	$594,907	$249,777	$23,761	$41,091	$909,536
Accumulated depreciation at June 30, 2021	177,853	108,689	12,202	14,910	313,654
Net book value at June 30, 2021	$417,054	$141,088	$11,559	$26,181	$595,882
Cost at December 31, 2020	$582,072	$246,553	$23,761	$39,670	$892,056
Accumulated depreciation at December 31, 2020	152,616	91,834	10,408	12,202	267,060
Net book value at December 31, 2020	$429,456	$154,719	$13,353	$27,468	$624,996
4.    Interest in Atlas joint venture:

a)The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Statements of financial position	Jun 30 2021	Dec 31 2020
Cash and cash equivalents	$36,516	$40,815
Other current assets	126,084	65,434
Non-current assets	237,717	256,421
Current liabilities	(82,222)	(43,057)
Other long-term liabilities, including current maturities	(126,550)	(133,079)
Net assets at 100%	$191,545	$186,534
Net assets at 63.1%	$120,865	$117,703
Long-term receivable from Atlas	76,322	76,322
Investment in associate	$197,187	$194,025

	Three Months Ended		Six Months Ended
Statements of income	Jun 30 2021	Jun 30 2020	Jun 30 2021	Jun 30 2020
Revenue	$158,133	$52,840	$288,998	$132,732
Cost of sales and depreciation and amortization	(84,538)	(38,104)	(180,286)	(92,645)
Operating income	73,595	14,736	108,712	40,087
Finance costs, finance income and other expenses	(2,916)	(2,538)	(5,656)	(5,236)
Income tax expense	(26,322)	(4,044)	(37,045)	(12,323)
Net earnings at 100%	$44,357	$8,154	$66,011	$22,528
Earnings of associate at 63.1%	$27,989	$5,145	$41,653	$14,215

Dividends received from associate	$22,716	$5,048	$38,491	$20,823

b)Atlas Tax Assessments:
The Board of Inland Revenue of Trinidad and Tobago ("the BIR") has audited and issued assessments against Atlas in respect of the 2005 to 2014 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed-price sales contracts with affiliates that commenced in 2005 and continued with affiliates through 2019.
The long-term fixed-price sales contracts with affiliates were established as part of the formation of Atlas and management believes these were reflective of market considerations at that time.
During the periods under assessment and continuing through 2014, approximately 50% of Atlas-produced methanol was sold under these fixed-price contracts. From late 2014 through 2019 fixed-price sales represented approximately 10% of

METHANEX CORPORATION 2021 SECOND QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 2

Atlas-produced methanol. Atlas had partial relief from corporation income tax until late July 2014.
The Company believes it is impractical to disclose a reasonable estimate of the potential contingent liability due to the wide range of assumptions and interpretations implicit in the assessments.
The Company has lodged objections to the assessments. No deposits have been required to lodge objections. Based on the merits of the cases and advice from legal counsel, the Company believes its position should be sustained, that Atlas has filed its tax returns and paid applicable taxes in compliance with Trinidadian tax law, and as such has not accrued for any amounts relating to these assessments. Contingencies inherently involve the exercise of significant judgment, and as such the outcomes of these assessments and the financial impact to the Company could be material.
The Company anticipates the resolution of this matter through the court systems to be lengthy and, at this time, cannot predict a date as to when this matter is expected to be ultimately resolved.
5. Finance costs:

	Three Months Ended		Six Months Ended
	Jun 30 2021	Jun 30 2020	Jun 30 2021	Jun 30 2020
Finance costs	$39,781	$45,107	$83,024	$82,340
Less capitalized interest related to Geismar plant under construction	(5,617)	(8,623)	(9,655)	(10,824)
	$34,164	$36,484	$73,369	$71,516

Finance costs are primarily comprised of interest on the unsecured notes, credit and construction facilities, limited recourse debt facilities, finance lease obligations, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction projects is capitalized until the plant is substantially completed and ready for productive use.
6.    Long-term debt:

As at	Jun 30 2021	Dec 31 2020
Unsecured notes
$300 million at 4.25% due December 1, 2024	$298,202	$297,999
$700 million at 5.125% due October 15, 2027	691,972	691,434
$700 million at 5.25% due December 15, 2029	694,524	694,282
$300 million at 5.65% due December 1, 2044	295,455	295,410
	1,980,153	1,979,125
Geismar 3 construction facility at LIBOR+3%	—	176,335
Other limited recourse debt facilities
5.58% due through June 30, 2031	67,884	69,734
5.35% due through September 30, 2033	76,182	78,391
5.08% due through September 15, 2036	29,330	12,839
Egypt limited recourse debt facilities	31,984	46,948
Total long-term debt [1]	2,185,533	2,363,372
Less current maturities [1]	(41,573)	(39,771)
	$2,143,960	$2,323,601
1    Long-term debt and current maturities are presented net of deferred financing fees.

METHANEX CORPORATION 2021 SECOND QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 3

The Company has access to a $300 million committed revolving credit facility, along with a non-revolving construction facility for the Geismar 3 project, both with a syndicate of highly rated financial institutions. During the quarter, the Company repaid $173 million on its non-revolving construction facility, and extended the maturity date for the revolving credit facility from July 2024 to July 2026. The non-revolving construction facility maturity date was extended from July 2024 to July 2025, and the size of facility was reduced from $800 million to $600 million. The facilities were entered into with the following significant covenants and default provisions:
a)the obligation to maintain a minimum EBITDA to interest coverage ratio of greater than or equal to 2:1 calculated on a four-quarter trailing basis, where for only one quarter during the term of the credit facility the ratio can be as low as, but not less than 1.25:1, and a debt to capitalization ratio of less than or equal to 60%, both calculated in accordance with definitions in the credit agreement that include adjustment to limited resource subsidiaries,
b)a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and
c)a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.
On June 3, 2020, the Company amended the terms of the facilities modifying and waiving certain covenants starting on June 30, 2020 and ending on June 30, 2023. The recent amendment to extend the terms of both facilities, as well as reduce the size of the non-revolving construction facility, has removed these modifications and waivers, reverting to the significant covenants and provisions as stated above.
The credit facilities are secured by certain assets of the Company, and also include other customary covenants including restrictions on the incurrence of additional indebtedness, restrictions against the sale or abandonment of the Geismar 3 project, as well as requirements associated with completion of plant construction and commissioning.
During the quarter ended June 30, 2021, the Company drew down $16.5 million and repaid $2.3 million on its other limited recourse debt facilities. Other limited recourse debt facilities relate to financing for certain of our ocean going vessels which we own through less than wholly-owned entities under the Company's control. The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.
The Egypt limited recourse debt balance is fully classified as current as the remaining repayments are required to be made by March 31, 2022. The Egypt limited recourse debt facilities have covenants and default provisions that apply only to the Egypt entity, including restrictions on the incurrence of additional indebtedness and a requirement to fulfill certain conditions before the payment of cash or other shareholder distributions.

Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans, or restrict the payment of cash or other distributions.

As at June 30, 2021, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

METHANEX CORPORATION 2021 SECOND QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 4

7.    Net income (loss) per common share:

Diluted net income (loss) per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights ("TSARs") were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income (loss) per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method. The equity-settled method was more dilutive for the three and six months ended June 30, 2021, and for the six months ended June 30, 2020, and an adjustment was required for both the numerator and denominator. The cash-settled method was more dilutive for the three months ended June 30, 2020, and no adjustment was required for both the numerator and denominator. For the six months ended June 30, 2020, no adjustment was required for the denominator as the weighted average share price at June 30, 2020 was lower than the exercise price for all outstanding TSARs.

Stock options and, if calculated using the equity-settled method, TSARs, are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. For the three and six month periods ended June 30, 2021 stock options were dilutive, resulting in an adjustment to the denominator. For the three and six month periods ended June 30, 2020, stock options were not dilutive, resulting in no adjustment to the denominator.

A reconciliation of the numerator used for the purposes of calculating diluted net income (loss) per common share is as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2021	Jun 30 2020	Jun 30 2021	Jun 30 2020
Numerator for basic net income (loss) per common share	$106,554	$(64,752)	$211,241	$(41,982)
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income (loss)	(3,777)	—	(14,961)	(2,445)
Equity-settled expense	(2,396)	—	(4,860)	(3,956)
Numerator for diluted net income (loss) per common share	$100,381	$(64,752)	$191,420	$(48,383)

A reconciliation of the denominator used for the purposes of calculating diluted net income (loss) per common share is as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2021	Jun 30 2020	Jun 30 2021	Jun 30 2020
Denominator for basic net income (loss) per common share	76,209,280	76,196,080	76,207,617	76,196,080
Effect of dilutive stock options	4,651	—	6,240	—
Effect of dilutive TSARs	158,925	—	182,215	—
Denominator for diluted net income (loss) per common share	76,372,856	76,196,080	76,396,072	76,196,080

METHANEX CORPORATION 2021 SECOND QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 5

8.    Share-based compensation:

a.Share appreciation rights ("SARs"), TSARs and stock options:

(i)Outstanding units:

Information regarding units outstanding at June 30, 2021 is as follows:

	SARs		TSARs
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2020	840,772	$50.61	2,340,490	$45.43
Granted	39,490	38.79	338,260	38.79
Exercised	(5,100)	34.59	(6,867)	33.04
Cancelled	(4,268)	52.86	(1,500)	54.65
Expired	(136,455)	73.13	(226,430)	73.13
Outstanding at March 31, 2021	734,439	$45.88	2,443,953	$41.98
Cancelled	(15,932)	51.95	(8,800)	52.97
Expired	(2,400)	59.63	—	—
Outstanding at June 30, 2021	716,107	$45.70	2,435,153	$41.94

	Stock Options
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2020	173,251	$49.44
Granted	6,880	38.79
Exercised	(7,300)	34.59
Expired	(27,210)	73.13
Outstanding at March 31, 2021	145,621	$45.25
Granted, exercised, cancelled, or expired	—	—
Outstanding at June 30, 2021	145,621	$45.25

	Units Outstanding at June 30, 2021			Units Exercisable at June 30, 2021
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$29.27 to $35.51	3.16	253,571	$32.57	189,461	$33.69
$38.79 to $50.17	3.62	159,306	47.34	119,816	50.15
$54.65 to $78.59	2.08	303,230	55.82	294,476	55.77
	2.81	716,107	$45.70	603,753	$47.73
TSARs:
$29.27 to $35.51	4.54	1,061,120	$30.79	553,744	$32.17
$38.79 to $50.17	4.85	645,744	44.05	292,937	50.05
$54.65 to $78.59	3.46	728,289	56.32	633,172	56.02
	4.30	2,435,153	$41.94	1,479,853	$45.91
Stock options:
$29.27 to $35.51	2.78	56,007	$33.12	45,713	$33.99
$38.79 to $50.17	3.56	30,914	47.64	24,034	50.17
$54.65 to $78.59	2.19	58,700	55.57	56,230	55.48
	2.71	145,621	$45.25	125,977	$46.67

METHANEX CORPORATION 2021 SECOND QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 6

(ii)Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at June 30, 2021 was $22.3 million compared with the recorded liability of $19.9 million. The difference between the fair value and the recorded liability is $2.4 million and will be recognized over the weighted average remaining vesting period of approximately 1.7 years. The weighted average fair value was estimated at June 30, 2021 using the Black-Scholes option pricing model.

For the three and six month periods ended June 30, 2021, compensation expense related to SARs and TSARs included a recovery in cost of sales and operating expense of $5.1 million (2020 - an expense of $3.5 million) and a recovery of $20.3 million (2020 - a recovery of $3.6 million), respectively. This included a recovery of $7.7 million (2020 - an expense of $1.2 million) and a recovery of $25.8 million (2020 - a recovery of $8.0 million), respectively, related to the effect of the change in the Company’s share price for the three and six month periods ended June 30, 2021.

b)Deferred, restricted and performance share units (old plan and new plan):

Deferred, restricted and performance share units (old plan and new plan) outstanding at June 30, 2021 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performance Share Units (old plan)	Number of Performance Share Units (new plan)
Outstanding at December 31, 2020	122,947	228,872	146,801	443,170
Granted	18,906	132,360	—	258,970
Performance factor impact on redemption [1]	—	—	(110,354)	—
Granted in-lieu of dividends	143	342	—	674
Redeemed	—	—	(36,447)	—
Cancelled	—	(8,645)	—	(6,354)
Outstanding at March 31, 2021	141,996	352,929	—	696,460
Granted	1,790	—	—	—
Granted in-lieu of dividends	160	381	—	760
Cancelled	—	(6,140)	—	(5,061)
Outstanding at June 30, 2021	143,946	347,170	—	692,159
1    Performance share units granted prior to 2019 have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. All units relate to performance share units redeemed in the quarter ended March 31, 2021.

Performance share units granted in 2019 and subsequently reflect a new long-term incentive plan. The performance share units granted under the new plan are redeemable for cash based on the market value of the Company's common shares and are non-dilutive to shareholders. They vest over three years and include two performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average Return on Capital Employed (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management's best estimate to determine the expected number of units to vest. Based on these performance factors, the performance share unit payout will range between 0% to 200%, with the first payout of the new performance share units in 2022.
Compensation expense for deferred, restricted and performance share units (old plan and new plan) is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at June 30, 2021 was $41.4 million compared with the recorded liability of $29.2 million. The difference between the fair value and the recorded liability of $12.2 million will be recognized over the weighted average remaining vesting period of approximately 1.9 years.

METHANEX CORPORATION 2021 SECOND QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 7

For the three and six month periods ended June 30, 2021, compensation expense related to deferred, restricted and performance share units (old plan and new plan) included in cost of sales and operating expenses was an expense of $1.2 million (2020 - an expense of $3.3 million) and a recovery of $0.8 million (2020 - a recovery of $1.3 million), respectively. This included a recovery of $4.3 million (2020 - a recovery of $0.2 million) and a recovery of $11.4 million (2020 - a recovery of $8.7 million), respectively related to the effect of the change in the Company’s share price for the three and six month periods ended June 30, 2021.
9.Changes in non-cash working capital:

Changes in non-cash working capital for the three and six months ended June 30, 2021 and 2020 were as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2021	Jun 30 2020	Jun 30 2021	Jun 30 2020
Changes in non-cash working capital:
Trade and other receivables	$(21,157)	$187,470	$(103,313)	$184,858
Inventories	(15,343)	44,925	(95,457)	5,218
Prepaid expenses	4,870	3,345	5,857	8,775
Trade, other payables and accrued liabilities	9,671	(69,235)	101,816	9,957
	(21,959)	166,505	(91,097)	208,808
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	(15,932)	6,892	(32,430)	(9,148)
Changes in non-cash working capital having a cash effect	$(37,891)	$173,397	$(123,527)	$199,660

These changes relate to the following activities:
Operating	$(19,821)	$147,493	$(105,890)	$135,899
Investing	(18,070)	25,904	(17,637)	63,761
Changes in non-cash working capital	$(37,891)	$173,397	$(123,527)	$199,660

10.Financial instruments:

Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges. The Company designates as cash flow hedges derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and derivative financial instruments to hedge its risk exposure to fluctuations in the Euro compared to the U.S. dollar.
The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income. The spot element of forward contracts in the hedging relationships is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element excluded from the hedging relationships. Once a commodity hedge settles, the amount realized during the period and not recognized immediately in the statement of income is reclassified from accumulated other comprehensive income (equity) to inventory and ultimately through cost of goods sold. Foreign currency hedges settled, are realized during the period directly to

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NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 8

the statement of income reclassified from the statement of other comprehensive income.
Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates.
    Natural gas forward contracts
The Company manages its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts.
The Company has entered into forward contracts to manage its exposure to changes in natural gas prices for the Geismar site including (i) 40,000 mmbtu per day over the remaining term of 2021-2025, (ii) 50,000 mmbtu per day for 2023 to 2032, and (iii) 30,000 mmbtu per day from 2027-2029, which have been designated as cash flow hedges. Natural gas is fungible across the Geismar site. The Company has also entered into physical forward contracts to manage its exposure to changes in natural gas prices for the Medicine Hat facility. The Company has designated contracts for the 2021 and 2022 periods as cash flow hedges. Other costs incurred to transport natural gas from the contracted delivery point, either Henry Hub or AECO, to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship.
For the three and six months ended June 30, 2021, the Company reclassified $1.6 million and $3.8 million of natural gas hedge settlements from accumulated other comprehensive income. Realized losses related to settlements of natural gas hedges are presented separately within the Consolidated Statement of Changes in Equity for all periods presented for comparative purposes. Amounts of $6.3 million and $11.8 million for the three and six months ended June 30, 2020 were previously included in Comprehensive Income in our Condensed Quarterly Financial Statements issued in 2020.
As at June 30, 2021, the Company had outstanding forward contracts in North America designated as cash flow hedges with a notional amount of $968.6 million (December 31, 2020 - $1,005.6 million) and a net negative fair value of $100.7 million (December 31, 2020 - negative fair value $177.4 million), of which $3.5 million is included in other current liabilities, $116.1 million is included in other long term liabilities, $8.3 million is included in other current assets, and $10.6 million is included in other non-current assets.
Euro forward exchange contracts
The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections.
As at June 30, 2021, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 17.9 million euros (December 31, 2020 - 12.2 million euros). The euro contracts had a negative fair value of $0.2 million included in other current liabilities (December 31, 2020 - negative fair value of $0.6 million included in other current liabilities).
Fair value
The fair value of the Company’s derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.
The table below shows the nominal net cash flows for derivative hedging instruments, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be negligible.

	Cash outflows (inflows) by term to maturity
	1 year or less	1-3 years	3-5 years	More than 5 years	Total
Natural gas forward contracts	(4,827)	29,474	40,474	59,160	$124,281
Euro forward exchange contracts	191	—	—	—	$191

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NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 9

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	June 30, 2021
As at	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$2,206,586	$2,366,501

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the revolving and construction credit facilities are equal to their carrying values. The fair value of the Company’s long term debt will fluctuate until maturity.
11.    Egypt Insurance Recovery:

The Company experienced an outage at the Egypt plant from April to August 2019. In the quarter ended December 31, 2019, the Company recorded a $50 million ($25 million our share) insurance recovery which partially offset repair costs charged to earnings and lost margins incurred in the second and third quarters of 2019. Subsequently, the final settlement agreement was signed by all parties, and an additional $9.8 million ($4.9 million our share) of insurance proceeds was recorded in the six months ended June 30, 2020.

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NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 10

Methanex Corporation
Quarterly History (unaudited)

	2021	Q2	Q1	2020	Q4	Q3	Q2	Q1

METHANOL SALES VOLUME
(thousands of tonnes)

Methanex-produced [1]	3,100	1,582	1,518	6,704	1,480	1,531	1,717	1,976
Purchased methanol	1,917	903	1,014	2,994	1,192	836	418	548
Commission sales [1]	606	345	261	1,042	196	311	271	264
	5,623	2,830	2,793	10,740	2,868	2,678	2,406	2,788
METHANOL PRODUCTION
(thousands of tonnes)

New Zealand	675	306	369	1,672	439	340	450	443
USA (Geismar)	906	484	422	2,040	556	513	441	530
Trinidad (Methanex interest)	569	294	275	998	161	167	241	429
Egypt (50% interest)	282	134	148	578	145	153	147	133
Canada (Medicine Hat)	320	159	161	490	111	81	145	153
Chile	349	128	221	836	195	118	204	319
	3,101	1,505	1,596	6,614	1,607	1,372	1,628	2,007
AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	369	376	363	247	282	217	211	267
($/gallon)	1.11	1.13	1.09	0.74	0.85	0.65	0.63	0.80

ADJUSTED EBITDA	504	262	242	346	136	40	32	138

PER SHARE INFORMATION ($ per common share attributable to Methanex shareholders)
Basic net income (loss)	2.77	1.40	1.37	(2.06)	(0.35)	(1.15)	(0.85)	0.30
Diluted net income (loss)	2.51	1.31	1.19	(2.06)	(0.35)	(1.15)	(0.85)	0.21
Adjusted net income (loss)	2.31	1.24	1.07	(1.62)	0.15	(1.03)	(0.84)	0.10

1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol.

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QUARTERLY HISTORY (UNAUDITED)                                             PAGE 11

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: July 28, 2021	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel and Corporate Secretary